Mail Stop 4561

September 3, 2008

Michael W. Laphen
Chairman, President, and Chief Executive Officer
Computer Sciences Corporation
3170 Fairview Park Drive
Falls Church, VA 22042

> **Re: Computer Sciences Corporation**
> **Form 10-K for Fiscal Year Ended March 28, 2008**
> **Filed May 27, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed July 3, 2008**
> **File No. 001-04850**

Dear Mr. Laphen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief